UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 01, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 April 2026
Exhibit No. 2	Admission to Trading dated 01 April 2026
Exhibit No. 3	Transaction in Own Shares dated 07 April 2026
Exhibit No. 4	Transaction in Own Shares dated 13 April 2026
Exhibit No. 5	Transaction in Own Shares dated 20 April 2026
Exhibit No. 6	Transaction in Own Shares dated 27 April 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 01, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 April 2026

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2026, Barclays PLC's issued share capital consists of 13,725,209,260 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,725,209,260 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jon Tracey
+44 (0)20 7116 2526	+44 (0)20 7116 4755

Exhibit No. 2

1 April 2026

Barclays PLC

Admission to Trading

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.6.4R, Barclays PLC notifies the market that shares have been admitted to trading as follows:

Issuer name:	Barclays PLC
Issuer LEI:	213800LBQA1Y9L22JB70
Regulated market on which the shares have been admitted to trading:	Main Market for listed securities of the London Stock Exchange
Name, type and ISIN of the shares:	Ordinary sharesGB0031348658
Number of further shares admitted to trading covered by the notification:	3,493,319
Total number of shares admitted to trading (including the new shares):	13,725,209,260
Confirmation that the new shares are fungible with existing shares already admitted to trading:	Confirmed
Date range covered by the notification:	1 March 2026 - 31 March 2026

 - Ends -
For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jon Tracey
+44 (0)20 7116 2526	+44 (0)20 7116 4755

Exhibit No. 3

7 April 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Table Date	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
30 March 2026	5,920,000	377.4500p	385.7000p	381.3840p
31 March 2026	5,820,000	384.5500p	393.9500p	389.7182p
1 April 2026	3,298,790	404.9500p	406.6000p	406.3071p
2 April 2026	4,576,846	397.7500p	409.6000p	402.8305p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,717,723,477 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,717,723,477 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3422Z_1-2026-4-2.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 125,112,982 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 419.3663p per ordinary share.

- ENDS -
For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 4

13 April 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Table Date	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
7 April 2026	4,580,000	403.3500p	414.6000p	408.7694p
9 April 2026	2,101,986	429.5000p	430.0000p	429.8368p
10 April 2026	1,551,434	434.5500p	439.5000p	436.7914p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,712,376,995 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,712,376,995 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0727A_1-2026-4-10.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 133,346,402 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 419.3701p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 5

20 April 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Table Date	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
13 April 2026	5,148,060	431.6000p	438.5500p	434.4048p
14 April 2026	6,865,000	434.2500p	441.6500p	439.1925p
15 April 2026	6,773,000	439.1500p	442.8500p	441.0395p
16 April 2026	6,735,000	437.4500p	447.4500p	443.0466p
17 April 2026	5,140,000	435.6000p	455.0000p	443.8520p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,683,585,133 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,683,585,133 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0121B_1-2026-4-17.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 164,007,462 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 423.3062p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 6

27 April 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Table Date	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
20 April 2026	4,240,000	440.1500p	446.6000p	443.0048p
21 April 2026	5,075,000	437.4500p	446.4000p	443.1464p
22 April 2026	6,875,000	432.3000p	441.3500p	435.8877p
23 April 2026	5,275,000	423.0000p	430.5500p	426.5511p
24 April 2026	5,300,000	419.4500p	427.8500p	422.9382p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,657,205,299 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,657,205,299 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9157B_1-2026-4-24.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 190,772,462 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 424.8047p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.
&#xD; &#xD; &#xD;&#xD; &#xD; &#xD;